SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____4_______)*


                      Bradley Pharmaceuticals, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, no par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    104576103
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 104576103                   13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            279,200
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             279,200
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      279,200
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       3.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 104576103                   13G                    Page 3 of 5 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             243,200
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       243,200
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        243,200

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       3.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 5 Pages


Item 1.        J. Morton Davis and D.H. Blair Investment Banking Corp.
               ("Blair Investment") (together, the "Reporting Parties"), hereby amend their statement on Schedule 13G relating to the Class A Common Stock, no par value ("shares") of Bradley Pharmaceuticals, Inc. (the "Issuer") as follows:



Item 2. (a) is hereby amended in its entirety as follows:

               J. Morton Davis and Blair Investment (1). See Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them (previously filed in Schedule 13G, Amendment No. 3, dated February 14, 1996, of which this is Amendment No. 4 thereto, and incorporated by reference herein).

Item 2. (b) is hereby amended in its entirety as follows:

               Mr. Davis' and Blair Investment's business address is 44 Wall Street, New York, New York 10005.

Item 2. (c) is hereby amended in its entirety as follows:

               Mr. Davis is a United States citizen. Blair Investment is incorporated in the State of Delaware.

Item 4. is hereby amended in its entiretly as follows:

       (a) (b) As of December 31, 1996, Mr. Davis may be deemed to beneficially own 279,200 shares or 3.8% of the Issuer's shares. Of these shares, (i) 36,000 shares underlie a Unit Purchase Option to purchase 1 Unit (2) at $45,000 per Unit owned directly by Mr. Davis and exercisable through December 10, 1998; (ii) 235,800 shares underlying a Unit Purchase Option to purchase 6.55 Units (2) at $45,000 per Unit owned directly by Blair Investment exercisable through December 10, 1998; and (iii) 7,400 shares owned directly by Blair Investment.

               As of December 31, 1996, Blair Investment may be deemed to beneficially own 243,200 shares or 3.3% as indicated in (ii) and (iii) above.

          (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment.

Item 5. is hereby amended in its entirety as follows:

               As of November 12, 1996, Mr. Davis and Blair Investment have ceased to be beneficial owners of more than five percent of the Issuer's securities.

------------------------------------------------------------------------------

(1) Mr.  Davis  is an  investment  banker  and  sole  shareholder  of Blair
Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Investment was a wholely-owned subsidiary of D.H. Blair Holdings, Inc. ("Blair Holdings"), which was solely owned by Mr.
Davis.   As of May 1, 1996, Blair Holdings merged into Blair Investment, with
Blair Investment being the surviving corporation.

(2) Each Unit consists of 24,000 shares and 12,000 Class D Warrants. Each Class D Warrant is exercisable to purchase one share at an exercise price of $3.00 through December 10, 1998.

                                                         Page 5 of 5 Pages

                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 3, 1997


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis






Date: February 3, 1997

      D.H. Blair Investment Banking Corp.



By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer